Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 2 DATED DECEMBER 19, 2022

TO THE PROSPECTUS DATED NOVEMBER 22, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated November 22, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to “we,” “us,” or “our” refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to make certain updates to the Prospectus.

Anchor Share Measurement Dates

All references to “December 31, 2022” as they relate to the anchor share measurement dates in the third paragraph of the disclosure under “Prospectus Summary—Q: What is the difference between the classes of shares of common stock being offered?” are hereby updated to “March 31, 2023.”

Distributions

All references to our monthly distributions commencing with “the first full calendar quarter after the escrow period concludes” in the first paragraph of the disclosure under “Prospectus Summary—Q: Will I receive distributions and how often?” and under “Description of Capital Stock—Distribution Policy” are hereby updated to our monthly distributions commencing with “the second calendar quarter of 2023.”

Management Fee

The following supplements the disclosure under “Prospectus Summary—Q: What fees do you pay to the Adviser and its affiliates—Operational Activities—Management Fee—The Adviser?”, “Management—the Adviser and Apollo—Management Fee, Performance Participation and Expense Reimbursements—Management Fee” and “Compensation—Operational Activities—Management Fee—The Adviser”:

On December 19, 2022, the Adviser agreed to waive the management fee until the closing date of our first investment. The longer an investor holds shares of our common stock during this period, the longer such investor will receive the benefit of this management fee waiver.

Net Asset Value Calculation and Valuation Guidelines

The following supersedes and replaces the disclosure under “Net Asset Value Calculation and Valuation Guidelines—Liabilities”:

We will include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include the fees payable to the Adviser and the Dealer Manager, any accrued performance participation allocation to the Special Limited Partner, accounts payable, accrued operating expenses (subject to the below), property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability. Liabilities related to stockholder servicing fees will be allocable to a specific class of shares and will only be included in the NAV calculation for that class. Our debt will typically be valued at fair value in accordance with GAAP. For purposes of calculating our NAV, neither (1) the organization and offering expenses paid by the Adviser through the first anniversary of the date on which we break escrow for this offering nor (2) operating expenses paid by the Adviser through the first anniversary of the date on which we break escrow for this offering will be recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Adviser for these costs. The Adviser’s valuation of each investment’s liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure will not be reviewed by the independent valuation advisor or appraised.

The following supersedes and replaces the fourth paragraph of the disclosure under “Net Asset Value Calculation and Valuation Guidelines—NAV and NAV Per Share Calculation”:

The Adviser has agreed to advance all of our organization and offering expenses on our behalf (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) through the first anniversary of the date on which we break escrow for this offering. The Adviser has also agreed to advance certain of our operating expenses on our behalf through the first anniversary of the date on which we break escrow for this offering. We will reimburse the Adviser for such advanced expenses ratably over the 60 months following the first anniversary of the date on which we break escrow for this offering. For purposes of calculating our NAV, neither (1) organization and offering expenses paid by the Adviser through the first anniversary of the date on which we break escrow for this offering nor (2) operating expenses paid by the Adviser through the first anniversary of the date on which we break escrow for this offering will be recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Adviser for these costs.

REIT Election

All references to the first year in which we elect to be taxed as a REIT in the disclosure under “Prospectus Summary—Q: What is a real estate investment trust, or REIT?”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Material U.S. Federal Income Tax Consideration—Taxation of Our Company — General” are hereby updated from “our taxable year ending December 31, 2022” to “our taxable year ending December 31, 2023.”